

BOFI HOLDING, INC.
2015 Raymond James US Banks Conference

September 2015

Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such



statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2015. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Q4 Fiscal 2015 Financial Highlights

Q4 2015 vs. Q4 2014	Amount ($MM or %)	Increase (%)	
Asset growth	$1,420.7	32.3%	
Deposit growth	$1,410.4	46.4%	
Loan portfolio growth	$1,395.8	39.5%	**Return on Equity: 18.86%**
Loan portfolio origination growth	$171.4	25.2%	
Non-performing assets to total assets	55 bps	9 bps	**Return on Assets: 1.73%**
Net Income	$24.4	52.4%	
Diluted EPS	$1.54	41.3%	

BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial...

2014 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size*, ranked by financial performance for calendar-year 2014 (1-25)

2014 rank	2013 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV per share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ average loans (%)
1	1	BofI Holding Inc. (BOFI)	San Diego, CA	172.94	5,194.7	1.56	18.23	27.77	34.40	0.79	0.03
2	2	Hingham Institution for Savings	Hingham, MA	170.27	1,552.2	1.52	19.30	12.80	41.53	0.46	0.00
	1	BofI Holding, Inc. (BOFI)	CA	172.94	5,194.7	1.56	18.23	27.77	34.40	0.79	0.03
4	4	Dime Community Bancshares Inc.	Brooklyn, NY	104.58	4,497.1	1.03	11.18	8.14	46.29	0.52	-0.01

#1

2013 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar-year 2013 (1-25)

2013 rank	2012 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	BofI Holding Inc. (BOFI)	San Diego, CA	167.418	3,568.3	1.54	17.79	15.36	40.70	0.63	0.03
2	3	Hingham Institution for Savings (HIFS)	Hingham, MA	134.003	1,356.4	1.07	13.52	12.80	42.80	0.83	-0.01
	1	BofI Holding, Inc. (BOFI)	CA	167.418	3,568.3	1.54	17.79	15.36	40.70	0.63	0.03

#1

2012 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2012 (1-25)

2012 rank	2011 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	2	BofI Holding Inc. (BOFI)	San Diego, CA	154.986	2,874.3	1.44	17.72	14.33	38.05	1.11	0.29
2	1	Malaga Financial Corp. (MLGF)	Palos Verdes Estates, CA	142.629	851.1	1.41	13.64	11.60	34.99	0.22	-0.01
3	3	Hingham Institution for Savings (HIFS)	Hingham, MA	138.676	1,205.9	1.15	15.05	12.80	40.63	0.63	0.03
4										0.29	
5		BofI Holding, Inc. (BOFI)	CA	154.986	2,874.3	1.44	17.72	14.33	38.05	1.11	0.29
6	34	Meta Financial Group Inc. (CASH)	Sioux Falls, SD	82.364	1,763.3	1.14	16.03	17.83	82.27	2.54	0.29
7	6	Oritani Financial Corp. (ORIT)	Township of Washington, NJ	81.633	2,809.7	1.29	6.73	0.10	37.04	1.56	0.15

#1

Source: SNL Financial

3

...and is also a Top Performer among the Broader Universe of all Public Banks and Thrifts

2014 rank	2013 rank		Total assets ($000)	2013 ROAE (%)	2013 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	79	Central Pacific Financial Corp., Honolulu, HI	$4,741,198	27.7	3.73	28.96	21.6	74.39	2.47
2	N/A	Palmetto Bancshares, Inc., Greenville, SC	$1,090,229	26.06	2.53	26.36	15.5	77.24	5.45
3	N/A	First National Community Bancorp, Inc., Dunmore, PA	$1,003,808	18.72	0.67	17.8	11.6	101.74	0.99
4	4	BofI Holding, Inc., San Diego, CA	$3,568,299	17.97	1.6	20.28	15.7	41.12	0.64
5	29	Southside Bancshares, Inc., Tyler, TX	$3,445,663	16.5	1.22	19.59	21.7	63.62	0.89
6	6	Bank of the Ozarks, Inc., Little Rock, AR	$4,787,068	15.5	2.04	26.64	17.1	47.71	0.26
7	63	Western Alliance Bancorporation, Phoenix, AZ	$9,307,095	14.34	1.35	2.79	12.4	55.6	2.45
8	16	First Financial Bankshares, Inc., Abilene, TX	$5,222,208	13.75	1.64	26.42	17	52.2	1.05
9	11	Hingham Institution for Savings, Hingham, MA	$1,356,441	13.63	1.06	4.14	13.8	43.26	0.55
10	23	Alerus Financial Corporation, Grand Forks, ND	$1,380,733	13.58	1.54	63.97	14.3	74.03	0.57

Source: ABA Banking Journal, May 2014
Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 95% on ROE means that the Bank outperformed 95% of all Banks. The 15% G&A ranking means that only 15% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.67%	0.77%	93%
Return on equity	18.97%	6.75%	95%
G&A	1.37%	2.66%	15%
Efficiency ratio	30.52%	67.93%	3%

Source: Uniform Bank Performance Report (UBPR) as of 3/31/15
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 03/31/15

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	BofI[1] (%)	Banks $1-$10bn[2] (%)
Net interest income	3.89	3.51
Salaries and benefits	0.69	1.51
Premises and equipment	0.12	0.35
Other non-interest expense	0.55	1.13
Total non-interest expense	**1.36**	**2.99**
Core business margin	**2.53**	**0.52**

1. BofI Federal Bank only for the three months ended 3/31/15 - the most recent data on FDIC website "Statistics on Depository Institutions Report" Excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 03/31/15. Total of 480 institutions $1-$10 billion

Corporate Profile and Vision













Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $5.8 billion asset savings and loan holding company[1]
- 14-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 467 employees ($12.5 million in assets per employee)[1]
- Market Capitalization of $1.93 billion[2]

1. As of 06/30/15
2. As of 08/03/2015 closing price of $124.33 per share

Diversified Branchless Deposit Businesses



Key Elements

Deposit

Consumer direct internet brands
- Demographically targeted brands
- Differentiated products with turn-down product options

Distribution Partners
- Exclusive relationships with significant brands, groups, or employees
- Exclusive relationships with financial planners through BofI Advisor

Business banking
- Business banking with full suite of cash management services

Specialty deposits
- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- IOLTA accounts

BIN sponsorship
- Prepaid program managers with focus on large national programs

Diversified and Improving Deposit Mix Including Rapidly Increasing Business Banking Deposits

Diversified Deposit Base

Percent



- CD's — 17.8%
- Savings — 11.3%
- Checking — 34.4%
- Money Market — 36.5%

Rapid Business Banking Deposit Growth

($MM)



Quarter	Value
Q2 14	688
Q3 14	1,113
Q4 14	1,420
Q1 15	1,700
Q2 15	2,060
Q3 15	2,181
Q4 15	2,449

Note: 100% of deposits equals $4,451.9 MM as of 06/30/2015

Key Areas of Growth

Key Growth Areas	Growth[1] 06/2014 - 06/2015
Checking balance	17%
MMS balance	138%
Savings balance	130%
CD balance	- 38%
Transaction account balance	58%

1. Growth is shown for core deposits



We are Building a Better Real-Time Data Engine to Drive Customer Touch-Points Based on a Wide Range of Data Sources

Inbound

Direct Mail

EMail

Call Center

Website

Mobile app/ SMS

Outbound

Direct Mail

EMail

Call Center

Website

Mobile app/ SMS

- Advanced multichannel integration
- Pervasive analytics utilizing customer data, microsegmentation and predictive modeling
- Real time interactions management for increased conversion rates
- Product offerings and pricing schemes, based on microsegments and optimized by channel

BofI's Vision for Multi-Channel Customer Service and Transactions



- Aggressive outbound
  - segmented call lists based upon behavioral segmentation (e.g., usage)

- Utilization of third party and internal data

- Coordinated multi-channel marketing

- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)

- Incorporate personalized elements (video, chat) into direct banker interactions

- Mobile and Remote RDC through iPhone and Android applications

The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks

- Cost structure of business and consumer accounts are significant concerns

- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)

- Ubiquity of mobile and smartphones

- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)



Internet Banking/ New Preferred Method

Source: AlixPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research – February 2013

Retail Customers are Willing to Switch Primary Accounts to Branchless Banks

% Willing To Switch Primary Account To Branchless Bank



% Of Retail Banking Customers - Transactional vs. Relationship



Source: The Digital Disruption in Banking, Accenture 2014

Customers Prefer to Become Aware of Financial Products and Services through Electronic Channels



% of customers

Source: Mercator Advisory Group Customer Monitor Survey Series, Banking and Channels 2013, Question 27



Splintered Value Chain with Primary Banking Service Offerings by Non-Banks Appear to be Well Accepted

Retail Bank Customers Willing To Bank With Specific Companies



- Square: 50%
- PayPal: 41%
- T-Mobile (U.S. Only): 31%
- Costco: 29%
- Apple: 29%
- Google: 29%
- Amazon: 26%
- AT&T Mobility (US only): 26%
- Sprint (US only): 26%

Retail Bank Customers Willing to Bank With Alternative Providers By Age



Age
- 18-34: 72%
- 35-54: 55%
- 55+%: 27%

Source: The Digital Disruption in Banking, Accenture 2014

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]



15% of transactions at branches

~85% of transactions non-branch

Actual — Forecast

Mobile   Online   ATM   Call center   Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)



Deposit	↓	-7% to -9%
Withdrawal	↓	-3% to -6%
Check cashing	↓	-17% to -19%
Total	↓	-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas.   2. Represents the average annual change measured in 2008-2011

Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 51% Over the Last 16 Years

Average Branch Monthly Volume – Teller Transactions



Thousands

~4.0% CAGR

"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"

"Check writing declines 6-10% per year"

– Bob Meara, Analyst, Celent

Source: FMSI 2013 Teller Line Study

The Rollout of Remote Deposit Capture has had an Immediate Impact – Chase Example

% of deposit transactions completed at retail branch



1. Chase data includes non-Chase ATMs
Source: Gordon Smith, "Consumer & Community Banking" 2/26/13, J.P. Morgan & Chase, SNL Financial




Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

Service Charges/Total Deposits (%)

%

- 0.8
- 0.65%
- 0.6
- 0.4
- 0.40%
- 0.2
- 0.0

2002   2012

Cost Per Transaction

$

- 4 $3.97 (Branch)
- 3
- 2
- 1 $0.59 (ATM) $0.56 (Online/mobile) $0.10 (Call center)
- 0

Branch   ATM   Online/mobile   Call center

Source: FDIC; Baird estimates; PNC population

Branch Banks Cannot Cost-Effectively Serve Most Customers



>30% of Chase households have >$100K in D&I and make up ~55% of revenue

Of the remaining 70%, Chase has publically stated that 70% are not profitable

Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment

Primary Business – Lending



Lending

Single family
- **Gain-on-sale Mortgage Banking**
  - Internet and affinity lead sources
  - Self-service operation
  - Low-fixed costs
- **Wholesale Jumbo**
  - High-end portfolio lender
    - "Common Sense" underwriting
    - Q4 2015 average LTV of 62%
- **Warehouse Lending**
  - Product provides vertical integration and strengthens mortgage banking relationships

Multifamily
- **Retail**
- **Wholesale**
  - High quality originators with average experience of 15+ years
  - Call center based originators
  - Highly ranked website - apartmentbank.com
  - 12-year history as portfolio bank
  - High credit quality
  - Q4 2015 average LTV of 56% and DSCR of 1.38%

C&I Lending
- **Lender Finance**
  - Real estate and tax lien secured
  - Consumer receivable secured
  - Business loan secured
- **ABL**
  - Lower and middle market asset-based lending
- **Factoring**
  - Insurance company secured receivables
  - Healthcare receivables
  - Other high credit quality receivables
- **Bank Loans**
  - Syndicated cash-flow loans

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015
	$3,532,841	$3,959,155	$4,303,661	$4,641,262	$4,928,618

Average Loan to Value		Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015
	Multifamily	55%	56%	53%	52%	52%
	Single family	57%	57%	56%	57%	58%

Total Loan Pipeline At Record High

Loan Pipeline – Last Five Quarters



$MM

Coordinated Banking Digital Strategy



- New digital marketing technology stack
- Enhancements to data warehouse
- Enterprise CRM implementation

1 Infrastructure

2 Data
- Unique digital personas for tailored interactions
- Linked CRMs
- Unique underwriting variables

3 Content
- Enterprise content management (e.g., web, blogs, social media)
- Workflow, BI, analytics, reporting

4 Business Process
- Cost efficiency, workflow
- Service orientation

5 Analytical strategy
- Multi-dimensional analysis by geography, customer type, product, traffic source, IVRU path

6 Social and mobile strategy
- Digital app store
- Seamless mobile functionality

7 User experience
- Consistent user experience across all major touch-points
- Organizational commitment to user experience

DIGITAL STRATEGY

Best-in-Class Loan Quality

Total Charge-Offs[1]



Loans in non-accrual to total loans[1]



1. As reported in FDIC SDI report at 03/31/15 YTD. Total of 480 institutions included in the $1-$10 billion group.

Loan Diversity – June 30, 2015

Loan Portfolio[1]

100% = $5,001 Million



- Factoring 2%
- Multifamily 24%
- CRE/Home Equity/Consumer and Other 2%
- C&I - SF Lender Finance 5%
- C&I 5%
- SF - Residential 62%

1. Gross loans before premiums, discounts and allowances

H&R Block Transaction Overview

7-Year Program Management Agreement	H&R Block Bank Deposit Assumption

• **Current Emerald prepaid debit card**
 	
• **Emerald Advance Line of Credit**
 	
• **Refund Transfer**
 	
• **Credit Card (run-off)**
 	
Exclusive cross-sell (future):
 	
• **Mortgage**
 	
• **IRAs**
	• **~$419 million dollars of deposits**
	
	   – **257,000 IRA accounts**
	
	   – **Over 3 million Emerald Card accounts**
	
	• **No deposit premium or purchase price**

Both transactions closed August 31, 2015

H&R Block Benefits

Strategic Benefits

- Exclusive cross-sell opportunities for mortgages, IRAs and potentially other products (*) to 1/6 of US households served by H&R Block

- 257,000 new deposit accounts with cross-marketing opportunities

- Adds consistent, high margin fee-based revenues over 7-year term

- Strategic partnership with iconic brand

Financial Benefits

- $31-$34 million annual projected revenues from three initial products

  - ❑ $13-$16 million after-tax income

  - ❑ Excludes potential benefits from low-cost deposits & future cross-sell opportunities

- $419 million IRA and Emerald Card deposits

  - ❑ No deposit premium paid

  - ❑ 11 basis points average cost

- Significantly accretive to ROE and efficiency ratio

*After OCC review

Investment Summary

 **Full service branchless banking platform with structural cost advantages vs. traditional banks**

 **Superior growth and ROE relative to large and small competitors**

 **Solid track record of allocating capital to businesses with best risk-adjusted returns**

 **New business initiatives will generate incremental growth in customers, loans and profits**

 **Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks**

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and
Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@bofifederalbank.com